 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Flores, James C. (Last) (First) (Middle) 500 Dallas Street, Suite 700 (Street) Houston, TX 77002 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Plains Exploration & Production Company PXP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/18/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/18/02		J(1)		7,407	A	$
Common Stock	12/18/02		A		75,000	A	$
Common Stock	12/19/02		P		100	A		$82,507	D
Common Stock	12/18/02		J(1)		1,000,000	A		$1,000,000	I	By Sable Management, L.P.
Common Stock	12/18/02		J(1)		221(2)	A		$221	I	Through 401(k) Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Appreciation Rights(3)	$9.08	12/18/02		A		1,000,000		(4)	(5)	Common Stock	1,000,000		$1,000,000	D
Stock Appreciation Rights(3)	$9.36	12/18/02		A		125,000		(6)	2/20/07	Common Stock	125,000		$125,000	D
Explanation of Responses:

(1) Pro rata distribution (the "Spin-off) from Plains Resources Inc., of which the Reporting Person is a stockholder, to its stockholders of all the common stock of Plains Exploration & Production Company ("PXP").
(2) The Reporting Person acquired 221 shares of Plains Resources Inc. common stock under the Plains Resources 401(k) plan prior to the Spin-off.
(3) Grant of stock appreciation rights ("SARs") for Plains Resources stock options held by the Reporting Person pursuant to the terms of the Spin-off.
(2) The SARs will become vested and exercisable on the first to occur of:
    a. May 7, 2006;
    b. with respect to one-half of the shares subject to the SARs, a period of 10 trading days out of 20 consecutive trading days upon which the closing price of PXP common stock equals or exceeds 150% of the SARs exercise price;
    c. with respect to all shares subject to the SARs, a period of 10 trading days out of 20 consecutive trading days upon which the closing price of PXP common stock equals or exceeds 200% of the SARs exercise price;
    d. termination of Mr. Flores's employment by PXP for any reason other than cause or because of Mr. Flores's death or resignation or by Mr. Flores for good reason;
    e. a change in control of PXP; or
    f. any such time that Mr. Flores is not a member of the board of directors of PXP.
(5) If any portion of the SARs vests in accordance with footnote (4)(a) above, such portion shall be exercisable until the eighth anniversary of the original date of grant, which is May 8, 2001 (provided, that if Mr. Flores's employment is terminated for any reason (other than cause) before such eighth anniversary, the SARs will remain exercisable only until the first anniversary of the date of termination). If any portion of the SARS vest in acordance with footnote (4)(b) or (c) above, or if any portion vests in accordance with footnote (4)(f) and the performance goals under either footnote (4)(b) or (c) are met during the term of Mr. Flores's employment, the SARs, to the extent that the performance goals have been met under either footnote (4)(b) or (c), shall remain exercisable for ten years from the original date of grant. If any portion of the SARs vests under footnote (4)(e) or (f) and the performance goals under either footnote (4)(b) or (c) are not met during the term of Mr. Flores's employment, such portion shall remain outstanding until the later of: (i) the fifth anniversary of the original date of grant and (ii) one year from the date of termination of Mr. Flores's employment for any reason (other than cause).
(6) The SARs will vest over four equal annual installments beginning on February 20,2003.

By: /s/ James C. Flores 12/20/02 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.